838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-386
January 11, 2019

Platinum Group Metals Ltd. Reports First Quarter Results

And Provides Waterberg Palladium Project Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports the Company’s financial results for the three months ended November 30, 2018 and provides a summary of recent events and outlook. The Company has focused its business on the palladium dominant large scale, bulk mineable Waterberg Project in South Africa (the “Waterberg Project”). A Definitive Feasibility Study, (“DFS”) for the Waterberg Project is advancing well. A technical committee of Waterberg JV Resources Pty Ltd. (“Waterberg JV Co.”) is overseeing the DFS with participation from all partners. A formal Mining Right Application has been filed and community consultation is ongoing. Power and water planning for the project is advancing well including work under a regional water co-operation agreement with the Capricorn Municipality and engineering and permitting work with power utility Eskom.

Impala Platinum Holdings Ltd. (“Implats”) made a strategic investment of $30.0 million in November 2017 to purchase a 15% stake in the Waterberg Project, from which the Company received $17.2 million for its 8.6% project interest sold. Implats may elect to increase its stake to 50.01% by additional share purchases from Japan Oil, Gas and Metals National Corporation (“JOGMEC”) for an amount of $34.8 million and a commitment to expenditures of $130 million for development work on the Waterberg Project. Implats will also have a right of first refusal to smelt and refine Waterberg Project concentrate.

On October 25, 2018, the Company announced positive results from additional drilling, which increased confidence to a measured resource category for certain areas targeted for early mining, and published an updated independent mineral resource assessment. The updated resource assessment has been provided to the independent engineers for the mine design, scheduling and capital cost estimation as part of the DFS. The Waterberg deposit is dominated by palladium and also contains platinum, rhodium and gold (together known as “4E”) as well as copper and nickel.

For details of the condensed consolidated interim financial statements for the three months ended November 30, 2018 (the “Financial Statements”) and Management’s Discussion and Analysis for the three months ended November 30, 2018 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars (“USD”) unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

PLATINUM GROUP METALS LTD.	…2

Recent Events

On January 11, 2019, the Company delivered a payment of $8.0 million to Liberty Metals & Mining Holdings, LLC (“LMM”) in partial settlement of a secured loan facility (the “LMM Facility”) due to LMM. The amount paid represented net proceeds from the recent sale of 4.52 million common shares of JSE listed Royal Bafokeng Platinum Ltd. (“RBPlat”). The shares were received by the Company in April 2018 upon completion of stage two of the sale of the Maseve Mine to RBPlat (the “Maseve Sale Transaction”).

On November 16, 2018, the Company filed a National Instrument 43-101 technical report related to the updated independent mineral resource estimate for the Waterberg Project announced on October 25, 2018. The report, entitled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” is dated October 22, 2018 (with the effective date of the mineral resources being September 27, 2018) (the “Waterberg Technical Report”) and was prepared by Charles J Muller, B. Sc. (Hons) (Geology), Pr. Sci. Nat., of CJM Consulting (Pty) Ltd. A copy of the Waterberg Technical Report can be found at www.sedar.com, at www.sec.gov and on the Company’s website.

On October 25, 2018, the Company published an updated independent mineral resource estimate for the Waterberg Project on a 100% basis, with 6.26 million 4E ounces now recognized in the higher confidence Measured category. Mineral resources estimated in the combined Measured and Indicated categories increased by 1.46 million 4E ounces to 26.34 million 4E ounces (242.5 million tonnes at 3.38 g/t 4E comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium). Inferred mineral resources are estimated at 7.0 million 4E ounces (66.67 million tonnes at 3.26 g/t 4E). The T zone Measured and Indicated mineral resources have increased in grade from 3.88 g/t 4E in 2016 to 4.51 g/t 4E in 2018. All of the preceding was estimated at a 2.5 g/t 4E cut-off grade, which is the preferred scenario for the project.

On October 10, 2018, the Company announced that a recently filed Mining Right Application (Press Release September 4, 2018) for the Waterberg Project had been accepted by South Africa’s Department of Mineral Resources. The application is supported by the Company and all of the Waterberg Project partners including Implats, JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. The process of consultation under the Mineral and Petroleum Resources Development Act, 2002 and current Environmental Assessment regulations has commenced.

Results For The Three Months Ended November 30, 2018

During the three months ended November 30, 2018, the Company incurred a net loss of $5.6 million (November 30, 2017 – net loss of $12.4 million). General and administrative expenses during the quarter were $1.3 million (November 30, 2017 - $1.4 million), losses on foreign exchange were $1.2 million (November 30, 2017 – $3.1 million) due to the US Dollar increasing in value relative to the Company’s functional currency of the Canadian Dollar.

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At November 30, 2018, finance income consisting of interest earned and property rental fees in the period amounted to $0.3 million (November 30, 2017 - $0.1 million), while a gain on marketable securities of $0.9 million was recognized in the current quarter (November 30, 2017 - $Nil). Loss per share for the quarter amounted to $0.02 as compared to a loss of $0.08 per share for the three months ended November 30, 2017.

Accounts receivable at November 30, 2018 totalled $0.2 million (November 30, 2017 - $0.9 million) while accounts payable and accrued liabilities amounted to $4.2 million (November 30, 2017 - $7.7 million). Accounts receivable were comprised of mainly of amounts receivable for value added taxes repayable to the Company in South Africa and amounts due from joint venture partners and related parties. Accounts payable at November 30, 2018 related mostly to ongoing work at the Waterberg Project with the decrease as compared to November 30, 2017 being primarily due to settlement of payables related to mine closure costs.

Total expenditures on the Waterberg Project, before partner reimbursements, for the quarter were approximately $3.0 million (November 30, 2017 - $0.4 million). At November 30, 2018, $34.3 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures by all parties on the property since inception are approximately $65 million.

For more information on mineral properties, see Note 4 of the Financial Statements.

Outlook

The Company’s key business objective is to advance the Waterberg Project. The Waterberg project is dominated by palladium at a time when palladium supply is estimated to be in deficit. Mines with palladium as their primary economic mineral are rare.

Waterberg JV Co. plans to advance the Waterberg Project to completion of a DFS by approximately May 2019. The DFS is being managed by Platinum Group and a technical committee of Waterberg JV Co. with detailed technical input, at all stages, from all of the Waterberg Project partners.

The ongoing DFS is considering two large scale underground fully mechanized bulk mining and milling options, one at 600,000 tonnes per month and a more modest, but still large, first phase at 250,000 to 350,000 tonnes per month. Waterberg JV Co. has filed a Mining Right Application and community consultation is ongoing in a positive climate of mutual respect. An environmental assessment process is ongoing and many public meetings have already been completed. Significant feedback from the meetings has been considered in the DFS designs. Local training and employment are key components of the DFS to maximize the value of the project for all stakeholders.

In the near term, the Company’s liquidity will be constrained until financing has been obtained to repay and discharge remaining amounts of secured debt and for working capital purposes.

The Company remains focussed on completing the Waterberg DFS. At the same time the Company has started reviewing several new business opportunities focused on platinum group element metals, including extraction opportunities and potential new uses. The Company will continue to work closely with its major shareholders and lenders on the steps ahead.

The Company continues to actively assess corporate and strategic alternatives with advisor BMO Nesbitt Burns Inc.

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Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground palladium deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Implats, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

Frank R. Hallam
CFO, Corporate Secretary and Director

For further information contact:
     R. Michael Jones, President
     or Kris Begic, VP, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450
     www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of a DFS by approximately May 2019; Waterberg Project’s potential to be a bulk mineable, low cost, dominantly palladium mine producing platinum and palladium based on a fully mechanized mine plan; the potential for the Company to obtain financing to repay and discharge remaining amounts of secured debt and for working capital purposes; new business opportunities; and corporate and strategic alternatives. Mineral resource and reserve estimates are also forward-looking statements because such estimates involve estimates of mineralization that may be encountered in the future if a production decision is made, as well as estimates of future costs and values. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the Company’s credit facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s history of losses and negative cash flow; the Company’s ability to continue as a going concern; the Company’s properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; completion of a DFS for the Waterberg Project is subject to economic analysis requirements; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company’s common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC Industry Guide 7. In addition, the terms “mineral resource” and “measured mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.